Curtis, Mallet-Prevost, Colt & Mosle LLP

Frankfurt Houston London Mexico City Milan	Muscat Paris Stamford Washington	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 Voice Mail 212-696-6028 E-Mail info@cm-p.com Internet www.cm-p.com
April 25, 2006
VIA EDGAR
Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:      pSivida Limited
            Registration Statements on Form F-3
            Filed: March 28, 2006
            File Nos. 333-132776 and 333-132777
Dear Ms. Fisher:
     On behalf of our client pSivida Limited (the “Company”), we are herein responding to General Comment #1 from the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 20, 2006, regarding the Company’s Registration Statements on Form F-3 referenced above (the “Registration Statements”).
     The Staff’s comment referred to above has been repeated in its entirety for ease of reference and is followed by our response thereto.
General
1.	“It appears that the registrant does not meet the condition in Instruction I.A.2 to use Form F-3 because your most recent Form 20-F was not timely filed. Please revise your filings accordingly”.
     For the reasons set forth below, we respectfully disagree that the Company’s Form 20-F was not timely filed, and therefore, the Company should be eligible to use Form F-3.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Peggy Fisher, Esq., S.E.C.
Attorneys and Counsellors at Law	Page 2	April 25, 2006

     We believe that the Company’s filing on January 18, 2006 was timely because:
1.	The deadline for the Company’s Form 20-F was December 31, 2005, i.e., within six months after June 30, 2005.

2.	Because December 31, 2005 was a Saturday, January 1, 2006 was Sunday and January 2, 2006 was a federal holiday, Rule 0-3(a)
(“Rule 0-3(a)”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), allowed timely filing on January 3, 2006, the next business day after the due date.

3.	The Company timely filed a Form 12b-25 on December 30, 2005 pursuant to Rule 12b-25 (“Rule 12b-25”) under the Exchange Act.

4.	Based on (a) Rule 0-3(a), (b) Rule 12b-25 and (c) the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Company was allowed fifteen days from January 3, 2006 to complete the Form 20-F filing.

5.	The Company filed its annual report on Form 20-F on January 18, 2006, exactly fifteen days after January 3, 2006.
     For ease of reference, the timeline of relevant dates surrounding the Company’s Form 20-F filing is set forth in the following table:
Schedule of Dates Relevant to the Company

Event	Date

Company Fiscal Year End	Thursday, June 30, 2005
Company filed Form 12b-25	Friday, December 30, 2005
6 month deadline for Form 20-F	Saturday, December 31, 2005
New Years Day holiday	Monday, January 2, 2006
1st business day after 6 month deadline for Form 20-F	Tuesday, January 3, 2006
Company filed Form 20-F	Wednesday, January 18, 2006
     We have set forth below our analysis of the Form 20-F deadline, and the application of Rule 0-3(a) and Rule 12b-25, as interpreted by the Telephone Interpretations Manual, to the timing of pSivida’s Form 20-F filing for the fiscal year ended June 30, 2005.
     Form 20-F Deadline:
     General Instruction A(b) of Form 20-F states “A foreign private issuer must file its annual report on this Form within six months after the end of the fiscal year covered by the report.” As set forth below, we are of the view that this instruction results in a deadline of December 31 for a foreign private issuer with a June 30 fiscal year end. We believe that this view is supported by the language of the General Instruction, anecdotally by the language used to

Curtis, Mallet-Prevost, Colt & Mosle LLP		Peggy Fisher, Esq., S.E.C.
Attorneys and Counsellors at Law	Page 3	April 25, 2006

describe other SEC filing deadlines and the period covered by financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), and practice within the industry, including issuers that have filed Form F-3 Registration Statements in circumstances which are the same in all relevant respects as those present here.
     Typically, SEC filing deadlines are stated in terms of a number of days. For example, in the case of the analogous periodic report for an entity that is not a foreign private issuer, the Form 10-K, the filing deadline for filers (other than large accelerated filers and accelerated filers) is “90 days after the end of the fiscal year covered by the report”. See General Instruction A of Form 10-K. The deadline is not expressed as “within three months”. In such a circumstance, it is clear that the filing deadline should be determined by counting calendar days. In contrast to a deadline expressed by reference to a number of days, the Form 20-F deadline is stated in terms of months. Accordingly, we do not believe it appropriate to calculate the Form 20-F deadline by counting days rather than months.
     There does not appear to be any SEC guidance as to how months are to be counted for purposes of Form 20-F, however, by reference to the calendar, to Section 16(b) jurisprudence, U.S. GAAP and to historical practice, we believe that it is appropriate to conclude that December 31 is the last day of the six month period following June 30.
     The Company’s fiscal year ends at the end of June. Therefore, in counting months, the first month after the end of the Company’s fiscal year begins on July 1 and ends the last day of July; the third month begins on September 1 and ends on September 30; and the sixth month begins on December 1 and ends on December 31. We do not believe it appropriate to view the seventh month after the end of the Company’s fiscal year as beginning on December 31.
     Cases and analyses interpreting Section 16(b) of the Exchange Act (“Section 16(b)”) concur with this method of counting months. Under Section 16(b), liability is imposed only in connection with transactions occurring “within a period of less than 6 months.” In determining the scope of such a period the number of days is irrelevant. See Romeo and Dye, The Section 16 Deskbook (January 2006) at 445. The period has been interpreted to mean a period of six months minus one full period from midnight to midnight. Stella v. Graham-Paige Motors Corp., 132 F. Supp 100, 104 (S.D.N.Y. 1955), remanded on other grounds, 232 F.2d 299 (2d Cir.), cert. denied, 352 U.S. 831 (1956). The Stella case defined six months as consisting of period starting on the first date of the period in question and ending on the “day prior to the date corresponding numerically to that of the first day of the period in the sixth succeeding month. For example, the period from and including January 1st to and including June 29th would be a ‘period of less than six months’ but the period to and including June 30th would be a period of exactly six months.” Id. at 104. In the Company’s case the first day of the six month period was July 1, 2005 (i.e., the date after the end of the Company’s fiscal year), and the last day of the period was the day before January 1, 2006, or December 31, 2005. Under this analysis as well, a Form 20-F filing on December 31, 2005 would have been within six months after the end of the Company’s fiscal year and timely filed pursuant to General Instruction A(b) of Form 20-F.
     In addition, under U.S. GAAP financial reporting, for its second fiscal quarter an issuer with a June 30 fiscal year end would prepare balance sheet data as of December 31 and income

Curtis, Mallet-Prevost, Colt & Mosle LLP		Peggy Fisher, Esq., S.E.C.
Attorneys and Counsellors at Law	Page 4	April 25, 2006

statement and cash flow data which would be labeled as being for the “six month period ended December 31.”
     Finally, we believe that within the industry there is a view that the Form 20-F filing deadline for foreign private issuers with a June 30 fiscal year end is December 31. We researched late December annual report filings since 1997 for foreign private issuers with a June 30 fiscal year end. Obviously, many issuers file in advance of the deadline during the six month period after their fiscal year end. However, based on our review, it appears that 31 foreign private issuers filed annual reports on Form 20-F on December 31 (or the next business day if December 31 was not a business day). None of these issuers filed a Form 12b-25. In addition, several of these issuers filed registration statements on
Form F-3 which were declared effective during the succeeding twelve month period. We further note that anecdotally our experience indicates that the view by many in the industry is consistent with the same practice.
     Rule 0-3(a):
     Rule 0-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), states in relevant part: “... if the last day on which papers can be accepted as timely filed falls on a Saturday, Sunday or holiday, such papers may be filed on the first business day following.”
     Because December 31, 2005 fell on a Saturday, Rule 0-3(a) dictates that the filing could be timely made on the next business day. In this case, the next business day was January 3, 2006, because January 1, 2006 fell on Sunday and January 2, 2006 was the New Year’s Day observed holiday.
Rule 12b-25
     Rule 12b-25 allowed the Company to file its annual report on Form 20-F up to fifteen days after the due date for such form and have it be considered timely. Since the due date for the report was January 3, 2006 due to the application of Rule 0-3(a), the Company had until January 18, 2006 to timely complete its filing.
     Rule 12b-25(a) under the Exchange Act states in relevant part that “[i]f all or any required portion of an annual or transition report on Form 10-K, 10-KSB, 20-F or 11-K ... required to be filed pursuant to section 13 or 15(d) of the Act and rules thereunder ... is not filed within the time period prescribed for such report, the registrant, no later than one business day after the due date for such report, shall file a Form 12b-25 with the Commission which shall contain disclosure of its inability to file the report timely and the reasons therefor in reasonable detail.”
     The Company filed Form 12b-25 with the requisite disclosure on December 30 in advance of the due date for such form. At such point in time, the Company’s officers knew that it would be unable to file its Form 20-F by the January 3, 2006 deadline. As described in the
Form 12b-25, the Company expected to close its acquisition of Control Delivery Systems, Inc.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Peggy Fisher, Esq., S.E.C.
Attorneys and Counsellors at Law	Page 5	April 25, 2006

on December 30, 2005, and as such was required to prepare “an extensive information statement for distribution to the shareholders of CDS, which made significant demands on the registrant and its independent auditors” making it impossible for the Company to prepare and file
Form 20-F on or prior to January 3, 2006.
     Rule 12b-25(b) states that “[w]ith respect to any report or portion of any report described in paragraph (a) of this section which is not timely filed because the registrant is unable to do so without unreasonable effort or expense, such report shall be deemed to be filed on the prescribed due date for such report if ... [t]he report/portion thereof is actually filed within the period specified by paragraph (b)(2)(ii) of this section.” The period specified by Rule 12b-25(b)(2)(ii) is “no later than the fifteenth calendar day following the prescribed due date.”
     As described above, the Company filed its Form 20-F on January 18, 2006. Such date was exactly fifteen calendar days after January 3, 2006, the prescribed due date for the report.
The Telephone Interpretations Manual
     In addition to the text of Rule 0-3(a) and Rule 12b-25, the Staff’s guidance in the Telephone Interpretations Manual indicates that the Company could timely file on January 18, 2006. The Telephone Interpretations Manual contains an interpretation of Rule 12b-25 which describes its interaction with Rule 0-3(a) as follows:
“Rule 12b-25 provides that an annual or quarterly report shall be deemed timely filed if a Form 12b-25 making certain specified representations is filed no later than one business day after the due date of the annual or quarterly report, and the report itself is filed no later than fifteen or five calendar days, respectively, after the due date. Rule 0-3 under the Exchange Act provides that when the due date of a report falls on a Saturday, Sunday or holiday, the report will be considered timely filed if it is filed on the first business day following the due date. If a report is due on a Saturday, Sunday or holiday, the issuer can timely file a Form 12b-25 on the second business day following the due date and timely file the report fifteen calendar days (annual report) or five calendar days (quarterly report) after the first business day following the due date. For example, where the due date for a Form 10-K is Sunday, March 31, the 10-K would be due on Monday, April 1 and the Form 12b-25 would be timely if filed on Tuesday, April 2. The Form 10-K would then be due for filing on Tuesday, April 16 (15 days after April 1st, not 15 days after April 2).”
     The example given in the interpretation is very similar to the situation faced by the Company. In the Company’s case, however, an additional weekend day and holiday came into play, and the Company filed its Form 12b-25 earlier than the final deadline therefor.
     Applying the interpretation to the Company’s circumstances, the December 31 due date occurred on Saturday, January 1 was a Sunday and January 2 was a federal holiday. Therefore the Company could have timely filed its Form 20-F fifteen calendar days after January 3, the first business day after the due date. This is what the Company did when it filed on January 18, 2006.

Curtis, Mallet-Prevost, Colt & Mosle LLP		Peggy Fisher, Esq., S.E.C.
Attorneys and Counsellors at Law	Page 6	April 25, 2006

     Based on the foregoing, we respectfully submit that the Company timely filed its annual report on Form 20-F and as such should be eligible to register shares on Form F-3.
     Should you disagree with our conclusion, we would welcome the opportunity to speak with Staff members directly to discuss your concerns. The Company intends to address the other comments contained in your letter dated April 20, 2006 following resolution of the subject comment. Therefore, we would appreciate any efforts taken by the Staff to expedite review of this issue.
     Finally, if you have any questions or comments pertaining to our response, please contact the undersigned at (212) 696-6099 or Peter Stewart at (212) 696-8880.
     Thank you for your prompt attention and efforts in this matter.
Sincerely,
/s/ Lawrence Goodman
Lawrence Goodman

cc:	Lori Freedman, Esq. (pSivida Limited) Mr. Aaron Finlay (pSivida Limited) Mr. Peter Rupp (Deloitte Touche Tohmatsu) Peter F. Stewart, Esq. (Curtis, Mallet-Prevost, et al.)